December 18, 2017

VIA EDGAR

Dominic Minore

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ETF Managers Trust

Registration Statement on Form N-1A

File No. 333-182274

Dear Mr. Minore:

This letter sets forth responses to comments received orally pertaining to the above referenced Registration Statement on Form N-1A (the “Registration Statement”) submitted by ETF Managers Trust (the “Registrant”) on October 27, 2017 for the purpose of making material changes to the disclosure in Post-Effective Amendment No. 52 for the Tierra XP Latin America Real Estate ETF (the “Fund”). Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Registrant undertakes to not allow the Registration Statement to become effective with respect to the Fund until all Staff comments relating to the Fund have been resolved. When all comments have been resolved, Registrant undertakes to file a post-effective amendment pursuant to Rule 485(b) under the Securities Act of 1933, as amended, with the effective version of the Registration Statement.

Set forth below is each comment and the Registrant’s response thereto. Marked pages of the Registrant Statement are attached to reflect revisions made in response to the comments.

General

1.	Comment:

We note that the name of the Fund triggers Section 35(d) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 35d-1 thereunder (the “Names Rule”). Please adopt an 80% Policy or change the Fund’s name to comply with the Names Rule.

Response: The Fund’s name has been revised to ETFMG Alternative Harvest ETF, so that it does not implicate the Names Rule.

2.	Comment

Please confirm that companies engaged, directly or indirectly, in activities that are illegal under any United States federal or state laws are not eligible for inclusion in the Index.

Response: The Registrant confirms that companies engaged, directly or indirectly, in activities that are illegal under any United States federal or state laws are not eligible for inclusion in the Index.

3.	Comment:

To the extent that the Fund invests in companies that engage directly or indirectly in illegal businesses under applicable law, please discuss supplementally whether the Adviser has considered the implications with respect to its fiduciary duty of making recommendations to invest in such companies.

Response: The Registrant confirms that the Index is designed to exclude companies that engage in illegal businesses under applicable law.

Prospectus

4.	Comment:

We note that the Annual Fund Operating Expenses table indicates that the Management Fee and the Total Annual Fund Operating Expenses are restated to reflect a contractual fee effective in December of 2017. Please provide the completed fee table in advance of the next post-effective amendment to the Registration Statement. Additionally, please file a copy of the Investment Advisory Agreement relating to the Fund with the next post-effective amendment to the Registration Statement.

Response: The completed fee table is included in the marked pages attached to this letter. The Registrant notes that the Investment Advisory Agreement was filed with Post-Effective Amendment No. 41 to the Registration Statement on Form N-1A on August 25, 2016 and that an updated schedule of funds subject to the agreement will be filed in the next amendment with respect to the Fund.

5.	Comment:

Please undertake supplementally to revise the prospectus as needed to provide country specific risk disclosure whenever companies in a particular foreign country represent a material amount of the Fund’s investments.

Response: The Registrant undertakes to revise the prospectus as needed to provide country specific risk disclosure whenever companies in a particular foreign country represent a material amount of the Fund’s investments.

6.	Comment:

Please remove the phrase “expected to” from the Principal Investment Strategies section.

Mr. Dominic Minore

December 18, 2017

Response: The Registration Statement has been revised accordingly.

7.	Comment:

Please revise and restate the first sentence of the fourth paragraph in the section titled “Principal Investment Strategies” as follows: “A Cannabis Company is considered to be primarily engaged in a line of business if it derives more than 50% of its revenue from such activity.”

Response: The Registration Statement has been revised accordingly.

8.	Comment

Please revise the prospectus to state that the Index will not include any company that engages in the cultivation, production or distribution of marijuana or products derived from marijuana for medical or non-medical purposes in a particular country, including the United States, unless and until such time as the cultivation, production or distribution of medical or non-medical marijuana, as applicable, becomes legal under all local and national laws governing the company in such country.

Response: The Registration Statement has been revised accordingly.

9.	Comment:

Whenever reference is made to “national and local laws” in the section titled “Principal Investment Strategies,” please clarify that such laws include United States federal and state laws.

Response: The Registration Statement has been revised accordingly.

10.	Comment:

Please revise the section titled Principal Investment Strategies to be consistent with what is in the Index’s methodology guide.

Response: The Registration Statement has been revised accordingly.

11.	Comment:

Please revise the first sentence of the seventh paragraph in the section titled “Principal Investment Strategies” to disclose that the Index is not affiliated with the Distributor.

Response: The Registration Statement has been revised accordingly.

12.	Comment:

Please confirm that the securities purchased by the Fund outside of those included in the Index will not be used to effectuate leverage.

Response: The Registrant so confirms.

Mr. Dominic Minore

December 18, 2017

13.	Comment:

Please undertake supplementally to revise the prospectus as needed to provide sector specific risk disclosure whenever companies in a particular sector represent a material amount of the Fund’s investments.

Response: The Registrant undertakes to revise the prospectus as needed to provide sector specific risk disclosure whenever companies in a particular sector represent a material amount of the Fund’s investments.

14.	Comment:

Please revise and restate the fifth sentence of the first paragraph in the section titled “Performance Information” to read, in bold, as follows: “On December 26, 2017, the Fund’s investment objective and principal investment strategy were substantially revised; therefore, the performance and average annual total returns shown for periods prior to December 26, 2017 is likely to have differed had the Fund’s current investment strategies been in effect during those periods.”

Response: The Registration Statement has been revised accordingly.

15.	Comment:

Please confirm supplementally that the Fund provided notice, in the form required by Rule 35d-1(c) under the 1940 Act, of the change in the Fund’s 80% Policy adopted pursuant to Rule 35d-1(a)(2)(ii).

Response: The Fund has provided notice in the form required by Rule 35d-1(c) of the changes in the Fund’s 80% Policy. Registrant has also sent a supplemental mailing to ensure that investors are aware of the conversion of the Fund’s portfolio and the change to the Fund’s 80% Policy.

16.	Comment:

Please explain the reasoning behind converting the Fund to a cannabis related fund when this change will likely require the Fund to liquidate its current portfolio holdings, prematurely triggering substantial taxable capital gain distributions. Also, please discuss what the Board considered in deciding to go forward with this change.

Response: The Adviser requested that the Board approve the conversion of the Fund because the Fund had failed to gather assets and maintaining the Fund became unsupportable. Therefore, the alternative to changing the investment objective and strategy of the Fund was to liquidate the Fund. In approving the conversion of the Fund’s portfolio, the Board considered, among other things, that the conversion of the portfolio would have identical tax consequences as liquidating the Fund’s portfolio before closing it.

17.	Comment:

Please disclose on the Fund’s website and in a prospectus sticker the approximate amount of capital gains distributions, on a per share basis, assuming that the conversion of the Fund’s portfolio occurred on a recent date.

Mr. Dominic Minore

December 18, 2017

Response: The requested website and prospectus disclosure has been provided.

18.	Comment:

Please revise the second paragraph under the section titled “Additional Information about the Fund’s Investment Objectives and Strategies” to indicate how much written notice will be given to shareholders before changes can be made to the Fund’s investment objective and 80% Policy.

Response: The Fund’s name does not implicate Rule 35d-1 under the 1940 Act. Accordingly, the Fund is not required to provide to shareholders any specific amount of written notice of a change to its policy to invest at least 80% of its assets in the components of the Index. Likewise, no specific amount of notice is required of a change to the Fund’s investment objective. The Fund’s disclosure that written notice of changes to such policies will be provided to shareholders, without disclosing the amount of notice, is consistent with industry practice (see, e.g., ETF Series Solutions, File Nos. 333-179562, 811-22668). The Registrant respectfully believes that its current disclosure is adequate.

19.	Comment:

Please revise and restate the last sentence under the section titled “Additional Risk Information – United States Regulatory Risks of the Marijuana Industry” as follows: “Failure to obtain the necessary registrations or comply with necessary regulatory requirements may significantly impair the ability of certain companies in which the Fund invests to pursue medical marijuana research or to otherwise cultivate, possess or distribute marijuana.”

Response: The Registration Statement has been revised accordingly.

20.	Comment:

Please revise and restate the first sentence of “Equity Market Risk” under the “Additional Risk Information” section as follows: “An investment in the Fund involves risks of investing in equity securities, such as market fluctuations caused by such factors as economic and political developments, changes in interest rates and perceived trends in securities prices.”

Response: The Registration Statement has been revised accordingly.

21.	Comment:

Please confirm that the exceptions to the expenses paid for by the Adviser listed in the section titled “Fund Management—Adviser” are detailed in the Fund’s Investment Advisory Agreement. Please also file a copy of the applicable Investment Advisory Agreement.

Response: The Registrant confirms that the exceptions disclosed in the above-referenced section are detailed in the Investment Advisory Agreement. The Registrant notes that the Investment Advisory Agreement was filed with Post-Effective Amendment No. 41 to the Registration Statement on Form N-1A on August

Mr. Dominic Minore

December 18, 2017

25, 2016 and that an updated schedule of funds subject to the agreement will be filed in the next amendment with respect to the Fund.

22.	Comment:

Please confirm that the Board does not expect to approve the imposition of any 12b-1 fees during the first 12 months of operations.

Response: The Registrant so confirms.

23.	Comment:

Please revise and restate the second sentence of the section titled “Financial Highlights” to read, in bold, as follows: “Prior to December 26, 2017, the Fund operated as the Tierra XP Latin America Real Estate ETF (“Latin America Real Estate”) and the performance for the periods prior to December 26, 2017 reflect the Fund’s former Latin America Real Estate strategy.”

Response: The Registration Statement has been revised accordingly.

Statement of Additional Information

24.	Comment:

Please revise the Fund’s “Investment Restrictions” to include a policy to invest at least 80% of the company’s assets in securities of companies in the industry suggested by the Fund’s name. Additionally, please explain what an “agroscience” company is for the purpose of such 80% investment policy.

Response: The Fund’s name has been revised so that it does not implicate the Names Rule.

Index Methodology

25.	Comment:

The Funds’ index does not appear to be “rules-based” given the degree of subjectivity involved in identifying the index constituents. A rules-based index should exhibit the following characteristics: (i) each rule is defined with specificity; (ii) the methodology reflects a clear, objective formula; (iii) the rules are not open to subjective determinations or human discretion; and (iv) the index can be consistently replicated by third parties with access to the same data and tools with the same results.

Response: The rules for the Fund’s Index have been revised in accordance with the above comment. The Registrant believes that the Index, as currently constructed, is “rules-based.”

26.	Comment

Please confirm that candidate companies file their annual and quarterly reports with the regulators listed in Section 5.3 of the Appendix to the Index’s methodology guide. If not, please provide the applicable regulatory authorities.

Mr. Dominic Minore

December 18, 2017

Response: The Registrant confirms that candidate companies file their annual and quarterly reports with the regulators listed in Section 5.3 of the Appendix to the Index’s methodology guide.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1232.

Sincerely,

/s/ Eric Simanek

cc:	Samuel Masucci III

Barney Karol

David C. Mahaffey, Esq.